UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Herbalife Ltd.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

G4412G101
(CUSIP Number)

January 3, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4412G101	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 8,900,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,900,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,900,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.24%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G4412G101	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 8,900,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,900,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,900,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.24%
12	TYPE OF REPORTING PERSON IN

Item 1(a):              Name of Issuer:

              Herbalife Ltd. (the "Issuer").

Item 1(b):             Address of Issuer's Principal Executive Offices:

              P.O. Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

Item 2(a):              Name of Person Filing:

Third Point LLC, a Delaware limited liability company (the “Management Company”), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds; and Mr. Daniel S. Loeb (“Mr. Loeb” and together with the Management Company, the “Reporting Persons”), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position

Item 2(b):	Address of Principal Business Office or, if None, Residence:

                              390 Park Avenue, New York, New York 10022.

Item 2(c):              Citizenship:

              Delaware; United States.

Item 2(d):              Title of Class of Securities:

              Common Stock, $0.001 par value ("Common Stock").

Item 2(e):              CUSIP Number:

              G4412G101.

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the Act,
B.	[ ] Bank as defined in Section 3(a)(6) of the Act,
C.	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

F.	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                  Ownership:

(a)         Amount beneficially owned:

8,900,000 shares. The Reporting Persons share voting and dispositive power over the shares held directly by the Funds, but no Fund individually holds greater than 5% of the outstanding Common Stock of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that either of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b)         Percent of class:

                              8.24%.

(c)         Number of shares as to which the Reporting Persons have:

      (i)  Sole power to vote or direct the vote:

                              (ii)  Shared power to vote or direct the vote:

                                           8,900,000

                              (iii)  Sole power to dispose or direct the disposition:

                              (iv)  Shared power to dispose or direct the disposition:

           8,900,000

Item 5:                  Ownership of Five Percent or Less of a Class:

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the  following:  [  ]

Item 6:                  Ownership of More than Five Percent on Behalf of Another Person:

                              Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2013

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated January 9, 2013, by and between Third Point LLC and Daniel S. Loeb.

Exhibit 99.2:
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.